Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MakeMyTrip Limited:

We consent to the incorporation by reference in the registration statement (No. 333-168880) on Form S-8 of MakeMyTrip Limited of our reports dated June 12, 2013, with respect to the consolidated statement of financial position of MakeMyTrip Limited as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013, and the effectiveness of internal control over financial reporting as of March 31, 2013, which reports appear in the March 31, 2013 annual report on Form 20-F of MakeMyTrip Limited.

/s/ KPMG

Gurgaon, India

June 12, 2013